BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 1 2005

                              On August 1 2005, at 2:30 p.m., with the legal quorum present, the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., met at the company’s head office, under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of: a) examining the second quarter 2005 financial statements, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6404/76; b) be informed concerning the Summary Report of the Audit Committee related to the first half of 2005.

                              Beginning the meeting's proceeding, the President Dr. Roberto Egydio Setubal spoke at length with respect to the financial statements for the second quarter finished on June 30 2005.

                              After analysis of the said documentation, the Directors unanimously approved the financial statements for the second quarter of 2005, authorizing its disclosure, through their publication and release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and the Stock Exchanges (Bolsas de Valores).

                              Finally, the members of the Board of Directors were informed concerning the Summary Report of the Audit Committee, which will be published together with the June 30 2005 financial statements, containing the highlights of its monitoring activities during the first half of 2005, with regard to Internal and Independent External Audit and to Internal Control Systems and Risk Management.

                              All items on the agenda having been concluded, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, August 1 2005. (signed) Olavo Egydio Setubal – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer